Filing Pursuant to Rule 425

Under the Securities Act Of 1933, as amended

And deemed Filed Pursuant To Rule 14(a)-6

of the Securities Exchange Act Of 1934, as amended

Filer: NavSight Holdings, Inc.

Commission File No. 001-39493

Subject Company: NavSight Holdings, Inc.

This filing relates to the proposed merger involving NavSight Holdings, Inc. with Spire Global, Inc. pursuant to the terms of that certain Business Combination Agreement, dated as of February 28, 2021, by and among NavSight Holdings, inc. (“NavSight”), NavSight Merger Sub Inc. and Spire Global, Inc. (“Spire”).

GlobeNewswire

Findus Venture and Spire Global sign second partnership agreement to enhance monitoring of space debris and advance novel remote sensing techniques

April 20, 2021 10:00 ET | Source: Spire Global Inc.

•	ADLER-2 will launch in Q4 2022 and will monitor orbital debris in low earth orbit

•	Satellite will help increase debris detection and number of observations logged

•	It will also carry a remote sensing payload to study clouds and aerosols in the atmosphere

SAN FRANCISCO and RESTON, Va., April 20, 2021 (GLOBE NEWSWIRE) — Findus Venture GMBH (“Findus Venture”), an Austrian investor in new space technology, and Spire Global, Inc. (“Spire” or the “Company”), a leading provider of space-based data, analytics and space services, have today announced their collaboration to launch the ADLER-2 satellite in Q4 2022, in a bid to tackle the growing problem of space debris.

This new satellite aims to further enhance orbital debris monitoring in low earth orbit, and expand novel atmospheric sensing capabilities to study clouds and aerosols in the atmosphere. ADLER-2 will be a multi-payload satellite that uses Spire’s LEMUR 6U platform and will carry three customer payloads:

1.	An enhanced version of an orbital debris tracking radar developed by Spire on behalf of Findus Venture

2.	An Austrian Particle Impact Detector piezo-sensor developed by the Austrian Space Forum (OeWF), designed to detect debris particle impacts

3.

The GRASP-Airphoton Multi-Angle Polarimeter (GAPMAP), a wide field-of-view imaging instrument optimised for CubeSat technology and designed for accurate and comprehensive measurements of the microphysical properties of aerosol particles and clouds in the atmosphere. These new observations will perform air quality measurements around the globe and will support estimates of climate change patterns on Earth.

This is the second satellite collaboration between Spire and Findus Venture, following the ADLER-1 mission, which is set to launch into space in December 2021. ADLER-2 is expected to help increase the debris detection rate thanks to use of a debris detection radar with a larger antenna and increased detection range, and also to double the number of observations logged.

Spire will build, launch and operate the satellite, leveraging its radio frequency CubeSat design and manufacturing capability with its satellite tasking, collection, processing, data dissemination, and command and control infrastructure. Spire will also provide the orbital debris radar to Findus, integrate the other sensors, and enable access to all of them via an easy-to-use application programming interface (API).

This agreement between Findus Venture and Spire is based on a flexible subscription model with a monthly payment plan. This model benefits Spire’s customers by reducing high upfront expenditures, enabling predictable service charges distribution, and allowing an easier extension of the service provision beyond the lifecycle of the hardware.

Christian Federspiel, CEO, Findus Venture, said: “It is essential to understand space debris in order to build and operate satellite-based commercial services with service-level agreements. The intention of the ADLER-x series of satellites is to contribute to a deeper knowledge of space debris.”

Theresa Condor, Executive Vice President and General Manager of Spire Space Services, said: “The rapid and substantial growth of space-based activity in recent decades presents us with many opportunities but also significant challenges. Space debris, and the increased risk of collisions between objects, is something we need to manage carefully and as a first step we need to improve our understanding of what is happening and when.”

“The ADLER-2 will join the ADLER-1 in helping us better detect debris and understand what we need to do to solve this challenge. Our business subscription model, evidenced by this second successful partnership with Findus Venture, also means we can work faster and more efficiently, at a lower upfront cost for our clients.”

About Spire Global, Inc.

Spire is a global provider of space-based data and analytics that offers unique datasets and powerful insights about Earth from the ultimate vantage point so organizations can make decisions with confidence, accuracy, and speed. Spire uses a multi-purpose satellite constellation to source hard to acquire, valuable data and enriches it with predictive solutions. Spire then provides this data as a subscription to organizations around the world so they can improve business operations, decrease their environmental footprint, deploy resources for growth and competitive advantage, and mitigate risk. Spire gives commercial and government organizations the competitive advantage they seek to innovate and solve some of the world’s toughest problems with insights from space. Spire has offices in San Francisco, CA, Boulder, CO, Washington DC, Glasgow, Luxembourg, and Singapore. To learn more, visit http://www.spire.com. On March 1, 2021, Spire Global, Inc. and NavSight Holdings, Inc. announced they had entered into a definitive merger agreement for a business combination that would result in Spire becoming a publicly listed company.

About NavSight Holdings, Inc.

NavSight Holdings, Inc. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. NavSight was organized with the opportunity to pursue a business combination target in any business or industry, with the intent to focus its search on identifying a prospective target business that provides expertise and technology to U.S. government customers in support of their national security, intelligence and defense missions.

About Findus Venture GMBH

Findus Venture GmbH is an Austria-based investor in NewSpace. Findus invests in sustainable technology that is to be used exclusively for the benefit of mankind. Findus understands both the business model of the companies in which it invests, as well as the underlying technology and products. In order to stay up to date, Findus and its partners implement technology-intensive projects such as: ADLER-x. Findus has invested in Spire Global and Hyperloop Transport Technologies—HTT, among others.

About OeWF

Experts from a broad variety of disciplines, as well as the spaceflight sector, constitute the core of the Austrian Space Forum’s continued endeavors. These include, on a regular basis, national and international institutions from science and industry, which work at the cutting edge of scientific research. The Austrian Space Forum is one of the world’s leading institutions conducting Mars analog missions, paving the way for the future human exploration of the Red Planet. Furthermore, the Austrian Space Forum uses its expertise and reach to further and internationally propagate Austrian top-level research. The Austrian Space Forum also contributes significantly to inspiring and educating young people in the sectors of science, technology and engineering. The OeWF offers internships to students and pupils, and its experts supervise scientific papers on a regular basis. www.oewf.org

About GRASP-Airphoton

GRASP-SAS is a spin-off out of University of Lille, France. GRASP-SAS is a research company that specialises in developing state-of-art retrieval algorithms for characterizing earth atmosphere and surface from remote sensing observations, both from space and ground. GRASP-SAS cooperates with both the European Space Agency and the European Organisation for the Exploitation of Meteorological Satellites in developing operational algorithms for such satellite missions as Envisat, 3MI/MetOP, Sentinel-3,-4, 5P. The company maintains and advances a public GRASP-OPEN code that is used by more than 600 professionals worldwide, including researchers in leading organizations such as NASA.

Airphoton is a US-based small company located in Maryland, and incubated by the University of Maryland, Baltimore County (UMBC). Airphoton specializes in the design and implementation of hardware and algorithms for science applications from ground based, airborne, and spaceborne measurements. Airphoton’s founders have long standing experience on NASA space and airborne missions, as well as ground-based measurement systems for Earth Science applications, particularly in the Air Quality and Climate arenas.

Additional Information and Where to Find It

In connection with the planned business combination with Spire (the “Proposed Transaction”), NavSight intends to file a Form S-4 Registration Statement (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of NavSight’s common stock in connection with NavSight’s solicitation of proxies for the vote by NavSight’s stockholders with respect to the Proposed Transaction and other matters as described in the Registration Statement, a prospectus relating to the offer of the securities to be issued to the Company’s stockholders in connection with the Proposed Transaction, and an information statement to Company’s stockholders regarding the Proposed Transaction. After the Registration Statement has been filed and declared effective, NavSight will mail a definitive proxy statement/prospectus, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about NavSight, the Company and the Proposed Transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by NavSight through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: NavSight Holdings, Inc., 12020 Sunrise Valley Drive, Suite 100, Reston, VA 20191.

Participants in Solicitation

NavSight and the Company and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Transaction. Information about the directors and executive officers of NavSight is set forth in its Form 10-K filed on March 29, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the federal securities laws with respect to the Proposed Transaction. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding expectations of accelerating Spire’s sales and marketing efforts, expectations of product development across Spire’s weather segment and the applicability of such products to Spire’s market, the strengthening of Spire’s competitive advantage, the importance of weather forecasting to Spire’s target markets, advance our offering of valuable and business-oriented weather prediction solutions to our core markets, the expansion of Spire’s business to new regions and markets, Spire’s future growth, estimates and forecasts of financial and performance metrics, expectations of achieving and maintaining profitability, projections of total addressable markets, market opportunity and market share, net proceeds from the Proposed Transactions, potential benefits of the Proposed Transaction and the potential success of the Company’s market and growth strategies, and expectations related to the terms and timing of the Proposed Transaction. These statements are based on various assumptions and on the current expectations of NavSight’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of NavSight and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of NavSight’s securities; (ii) the risk that the Proposed Transaction may not be completed by NavSight’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NavSight; (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the approval of the Proposed Transaction by the stockholders of NavSight, the satisfaction of the minimum trust account amount following any redemptions by NavSight’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the inability to complete the PIPE investment in connection with the Proposed Transaction; (v) the failure to realize the anticipated benefits of the Proposed Transaction; (vi) the effect of the announcement or pendency of the Proposed Transaction on Spire’s business relationships, performance, and business generally; (vii) risks that the Proposed Transaction disrupts current plans of Spire and potential difficulties in Spire employee retention as a result of the Proposed Transaction; (viii) the outcome of any legal proceedings that may be instituted against NavSight or Spire related to the business combination agreement or the Proposed Transaction; (ix) the ability to maintain the listing of NavSight’s securities on the New York Stock Exchange; (x) the ability to address the market opportunity for Space-as-a-Service; (xi) the risk that the Proposed Transaction may not generate expected net proceeds to the combined company; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities; (xiii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (xiv) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive space data analytics industry; and those factors discussed in NavSight’s final prospectus filed on September 11, 2020 under the heading “Risk Factors,” and other documents of NavSight filed, or to be filed, with the SEC. If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither NavSight nor the Company presently know or that NavSight and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect NavSight’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this press release. NavSight and the Company anticipate that subsequent events and developments will cause NavSight’s and the Company’s assessments to change. However, while NavSight and the Company may elect to update these forward-looking statements at some point in the future, NavSight and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing NavSight’s and the Company’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

For Spire Global, Inc.:

Investor Contact:

Michael Bowen and Ryan Gardella

SpireIR@icrinc.com

Media Contact:

Phil Denning

SpirePR@icrinc.com

For NavSight Holdings, Inc.:

Investor Contact:

Jack Pearlstein

jack@navsight.com